EXHIBIT 99.7

CONSENT OF G. SPEIRS

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Glencairn Gold Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The mineral reserve and resource estimates of the Limon Mine and the Bellavista Mine;

2.	The annual information form of the Company dated March 31, 2007, which includes reference to my name in connection with information relating to the Limon Mine and the Bellavista Mine.

April 2, 2007

/s/ G. Speirs

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G. Speirs